Exhibit 12.1

Penn National Gaming, Inc

Computation of Ratio of Earnings to Fixed Charges

(in thousands, except ratio)

						For the Three
						Months Ended
	For the Year Ended December 31,					March 31,
	2009 (1)	2010	2011	2012	2013 (2)	2014

Income from continuing operations before income taxes and minority interests	$(326,760)	$30,492	$381,868	$360,722	$(925,534)	$8,854

Add:
Fixed charges (from below)	157,159	146,409	132,658	99,784	214,945	76,726

Amortization of capitalized interest	2,301	1,724	1,905	2,177	2,222	741

Distributed income of equity investees	—	—	—	9,400	21,500	5,500

Share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—	—

Subtract:
Interest capitalized	(6,974)	(5,514)	(5,616)	(8,434)	(1,393)	(70)

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings, as defined	$(174,274)	$173,111	$510,815	$463,649	$(688,260)	$91,751

Fixed charges:

Interest expense, including amounts capitalized	129,869	122,927	95,746	83,026	90,373	9,858

Amortized premiums, discounts and capitalized expenses related to indebtedness	12,089	12,802	9,434	6,848	8,112	1,507

Write-off of premiums, discounts and capitalized expenses related to indebtedness	4,793	519	17,838	—	61,660	—

The interest factor in rental expense	10,408	10,161	9,640	9,910	54,800	65,361

Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	—

Fixed charges	157,159	146,409	132,658	99,784	214,945	76,726

Ratio of earnings to fixed charges	—	1.18	3.85	4.65	—	1.20

(1) Our earnings were inadequate to cover our fixed charges by $331,433 for the year ended December 31, 2009 due to non-cash impairment charges.

(2) Our earnings were inadequate to cover our fixed charges by $903,205 for the year ended December 31, 2013 due to non-cash impairment charges.